SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 6, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: France Telecom press release re trading in own shares press release

Paris, January 6, 2009

Disclosure of trading in own shares from December 22 to December 29, 2008

France Telecom announces having carried out as of today the acquisition of 1,001,450 treasury shares within the framework of its 2008 share buyback programme. A description of the programme was published on May 28, 2008. These shares  have been acquired to honour obligations related to the Group employee compensation policy and notably the allocation of free shares during the first half of 2009.

At the present time, France Telecom does not intend to acquire any additional treasury shares, except through its liquidity agreement operated by Rothschild & Cie Banque.

Name of the issuer: France Telecom

References of the share buyback programme: Share buyback programme 2006, authorised by the ordinary and extraordinary general meeting of shareholders held on May 27, 2008 (6th resolution). A description of the programme was published on May 28, 2008

Type of securities: Ordinary shares / Euronext Paris / Eurolist A / ISIN: 0000133308

Beginning date of the programme: The 6th resolution of the general meeting of shareholders held on May 27, 2008, was activated by the Board of Directors meeting on May 27, 2008

Cash purchases and sales

Trading Session	Intermediary	Type of transaction	Number of shares	Purchase price (€)			Amount (€)
				Weighed average price (gross)	Highest purchase price (gross)	Lowest purchase price (gross)
22/12/2008	HSBC France	Buy	550,000	20.4331	20.500	20,310	11,238,205.00
23/12/2008	HSBC France	Buy	450,000	20.4410	20.500	20,345	9,198,450.00
29/12/2008	Natixis	Buy	1,450	19.8250	19.825	19.825	28,746.25
Total		Buy	1,001,450				20,465,401.25
None of these shares have been purchased or sold pursuant to a liquidity contract

Cumulative information – December 2008

Number of ordinary shares outstanding at the beginning of the programme:	2,614,761,171
Treasury shares held directly of indirectly at the beginning of the programme (May 27, 2008) : (shares + percentage):	9,413,604 i.e. 0.36%
Number of shares held at end of prior month:	9,113,460
Number of shares purchased during the month:	2,102,750
Number of shares sold during the month:	1,101,300
Number of shares transferred (1) during the month:	80
Number of shares cancelled during the month:	0
Purchases from persons holding more than 10% of the share capital or from issuer’s directors during the month (article 241-5 of the “règlement général” of the AMF).	0
Number of shares purchased since the beginning of the programme:	10,357,002
Number of shares sold since the beginning of the programme:	9,655,552
Number of shares transferred (1) since the beginning of the programme:	224
Number of shares cancelled in the past 24 months:	0
Accounting value of the portfolio (2)	200,503,391.95€
Market value of the portfolio (2)	201,892,006.80€
(1) Exercise of options granted to employees, debt securities giving access to the share capital, other (2) As of December 31, 2008.

Press contact: 01 44 44 93 93

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

Sébastien Audra

Sebastien.audra@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: January 6, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer